UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 7)

Coty Inc.

(Name of Subject Company)

Coty Inc.

(Name of Persons Filing Statement)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

222070203

(CUSIP Number of Class of Securities)

Greerson G. McMullen

Chief Legal Officer, General Counsel and Secretary

Coty Inc.

350 Fifth Avenue

New York, New York 10118

(212) 389-7300

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Brian J. Fahrney Scott R. Williams Christopher R. Hale Sidley Austin LLP One South Dearborn Street Chicago, Illinois 60603 (312) 853-7000	John H. Butler Sidley Austin LLP 787 Seventh Avenue New York, New York 10019 (212) 839-5300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, including pursuant to this Amendment, the “Schedule 14D-9”) originally filed by Coty Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on February 27, 2019. Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 is not being amended hereby. Capitalized terms used in this Amendment but not defined shall have the meanings specified in the Schedule 14D-9.

Item 2. Identity and Background of Filing Person.

Item 2. “Identity and Background of Filing Person” is hereby amended as follows:

The third sentence in the first paragraph under the section entitled “Tender Offer” is hereby amended and restated in its entirety as follows:

According to the Schedule TO, on April 1, 2019, Offeror announced an extension of the Offer from 5:00 P.M., New York City Time, on March 29, 2019 to 5:00 P.M., New York City Time, on April 15, 2019. On April 16, 2019, Offeror announced a further extension of the Offer from 5:00 P.M., New York City Time, on April 15, 2019 to 5:00 P.M., New York City Time, on April 18, 2019. On April 19, 2019, Offeror announced a further extension of the Offer from 5:00 P.M., New York City Time, on April 18, 2019 to 5:00 P.M., New York City Time, on April 24, 2019. On April 25, 2019, Offeror announced a further extension of the Offer from 5:00 P.M., New York City Time, on April 24, 2019 to 5:00 P.M., New York City Time, on April 26, 2019 (the “Expiration Date”), unless the Offer is further extended or earlier terminated in accordance with the terms of the Offer to Purchase.

Additionally, the section entitled “Tender Offer” is hereby amended and supplemented to include the following sentence:

On April 25, 2019, the Company issued a press release noting Offeror’s extension of the Offer. A copy of the press release is hereby furnished as Exhibit (a)(6) to this Amendment.

Item 9. Materials to be Filed as Exhibits.

Item 9. “Materials to be Filed as Exhibits” is hereby amended and supplemented by adding the following exhibit to the exhibit index:

Exhibit No.	Document

(a)(6)	Press Release dated April 25, 2019.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Coty Inc.

By:	/s/ Greerson G. McMullen
Greerson G. McMullen
Chief Legal Officer, General Counsel and Secretary

Dated: April 25, 2019